WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")


03022375

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President (604) 662-4480



NEWS RELEASE

16 April 2003

Further to the non-brokered private placement for 300,000 Units at a price of $ 0.13 per Unit (being a discount from the Market Price) announced by Williams Creek Explorations Limited on 17 March 2003, the Company wishes to announce that the private placement has been reduced to 200,000 Units, 50% of which is being subscribed for by members of the Pro Group.

This transaction is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"JAMES E. McINNES"

James E. McInnes, President